NEWS RELEASE

Current Technology Updates Strategic Laser Launch

VANCOUVER, British Columbia, February 1, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

On January 18, 2007 Current Technology Corporation (the “Company”) announced an agreement with the Company’s largest shareholder, Keith Denner, to restructure $1,024,559 USD indebtedness of the Company to Mr. Denner.  Under the agreement, the due date of the convertible promissory note was extended from January 2, 2007 to January 9, 2008.  Understandably, Strategic Laser & MedSpa, LLC’s financial partner did not wish to proceed with the US launch until the agreement with Mr. Denner was finalized.  “Strategic Laser’s financial partner is a seasoned investor and business operator,” states Company CEO Robert Kramer, “and would not move forward if Current Technology was in a vulnerable position.”

With the loan restructuring in hand, only one document remains to be finalized prior to the US launch.  This three party agreement between the Company, Strategic Laser and Mr. Denner is in the final stages of negotiation.  “I believe this matter will be resolved in a few days,” continues Kramer, “so Jason Olcese can get down to business, not only in the United States, but also in Australia.”

“ This has been a difficult period for your Company,” concludes Kramer.  “I ask for your continued understanding and thank you again for your support.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:

Richard Hannon

Polestar Communications

1-866-858-4100